110
CUSIP NO. 01374AJ203	13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Amendment No. 2

Under the Securities Exchange Act of 1934

Ecotality, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

01374J203

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

BridgePointe Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

889,363
6 SHARED VOTING POWER

958,807
7 SOLE DISPOSITIVE POWER

889,363
8 SHARED DISPOSITIVE POWER

958,807

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

958,807
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.61%
12	TYPE OF REPORTING PERSON (See Instructions)

CO

1	NAMES OF REPORTING PERSONS

Roswell Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

6 SHARED VOTING POWER

958,807
7 SOLE DISPOSITIVE POWER

8 SHARED DISPOSITIVE POWER

958,807

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

958,807
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.61%
12	TYPE OF REPORTING PERSON (See Instructions)

OO

1	NAMES OF REPORTING PERSONS

Eric S. Swartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

6 SHARED VOTING POWER

889,363
7 SOLE DISPOSITIVE POWER

8 SHARED DISPOSITIVE POWER

889,363

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

889,363
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.03%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

1	NAMES OF REPORTING PERSONS

Michael C. Kendrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

6 SHARED VOTING POWER

958,807
7 SOLE DISPOSITIVE POWER

8 SHARED DISPOSITIVE POWER

958,807

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

958,807
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.61%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

1	NAMES OF REPORTING PERSONS

Providence Christian Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

69,444
6 SHARED VOTING POWER

958,807
7 SOLE DISPOSITIVE POWER

69,444
8 SHARED DISPOSITIVE POWER

958,807

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

958,807
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.61%
12	TYPE OF REPORTING PERSON (See Instructions)

CO

Item 1	(a)	Name of Issuer:
ECOtality, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:
4 Embarcadero Center Suite 3720 San Francisco, CA 94111

Item 2	(a)	Name of Person Filing:
BridgePointe Master Fund Ltd. Roswell Capital Partners, LLC Eric S. Swartz Michael C. Kendrick Providence Christian Foundation, Inc.
Item 2	(b)	Address of Principal Business Offices or, if none, Residence:
The principal business address of the reporting persons is : 1120 Sanctuary Parkway, Suite 325, Alpharetta, GA 30009

Item 2	(c)	Citizenship
Reference is made to Item 4 of pages 2 to 6 of this Schedule 13G (this “Schedule”), which Items are incorporated herein by this reference.

Item 2	(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share

Item 2	(e)	CUSIP Number:
01374J203

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
	(a)	Amount Beneficially Owned:

Reference is hereby made to Items 5-9 and 11 of pages 2 to 6 of this Schedule, which Items are incorporated herein by this reference.

BridgePointe Master Fund Ltd. was the owner of (i) convertible preferred stock (the “Convertible Preferred”) which were convertible into up to 50,000 shares of the Issuer’s common stock (subject to the Ownership Limitations described in more detail below); (ii) warrants (“Warrants”) to purchase up to 347,222 shares of the Issuer’s common stock (subject to the Ownership Limitations) and 492,141 shares of the Issuer’s common stock.

Providence Christian Foundation, Inc. was the owner of warrants to purchase up to 69,444 shares of Common Stock,

Based on 10,666,699 shares of common stock of the Issuer outstanding as of November 12, 2010, as indicated in the Issuer’s Form 10-Q for the quarter ended September 30, 2010 filed with the Securities and Exchange Commission on November 15, 2010, the Reporting Persons currently have the right to acquire up to 958,807 shares of the Issuer’s common stock (inclusive of the number of shares of the Issuer’s common stock held by the Reporting Persons) through the conversion of the Convertible Preferred and/or exercise of the Warrants.

Roswell Capital Partners, LLC (“RCP”), as investment manager of BridgePointe Master Fund Ltd. and Eric S. Swartz and Michael C. Kendrick, as RCP’s principals and co-owners, may be deemed to beneficially own the securities owned by such accounts, in that they may be deemed to have the same power to direct the voting or disposition of those securities. Michael C. Kendrick and his spouse control Providence Christian Foundation, Inc. ("Providence")  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that RCP, Eric S. Swartz, Michael C. Kendrick or Providence is, for any purpose, the beneficial owner of any securities to which this Schedule relates (the “Securities”), except as expressly disclosed herein, and each of RCP, Eric S. Swartz,  Michael C. Kendrick and Providence disclaims beneficial ownership as to the Securities, except to the extent of its or his pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

(b)	Percent of Class: 8.61%

The calculation of percentage of beneficial ownership here and in Item 11 of pages 2 to 6 was based on a total of 11,133,365 shares of common stock  deemed outstanding derived from the Issuer’s Form 10-Q for the quarter ended September 30, 2010 filed with the Securities and Exchange Commission on November 15, 2010, in which the Issuer reported that the current number of shares of its common stock outstanding was 10,666,699 plus, pursuant to Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, up to an additional 466,666 shares of common stock that BridgePointe Master Fund, Ltd (inclusive of the number of shares of the Issuer’s common stock held by the Reporting Persons) may acquire upon the exercise of a warrant and upon conversion of preferred stock within 60 days of the date of this Schedule.

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: 889,363

	(ii)	shared power to vote or to direct the vote: 958,807

	(iii)	sole power to dispose or to direct the disposition of: 889,363

	(iv)	Shared power to dispose or to direct the disposition of: 958,807

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	Roswell Capital Partners, LLC
By: /s/ Eric S. Swartz
Eric S. Swartz, its Co-Manager

BridgePointe Master Fund Ltd.
By: Roswell Capital Partners its General Partner
By: /s/ Eric S. Swartz
Eric S. Swartz, its Co-Manager

Eric S. Swartz
By: /s/ Eric S. Swartz
Eric S. Swartz

Michael C. Kendrick
By: /s/ Michael C. Kendrick
Michael C. Kendrick

Providence Christian Foundation, Inc.
By: /s/ Michael C. Kendrick
Michael C. Kendrick, Trustee

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: February 14, 2011	Roswell Capital Partners, LLC
By: /s/ Eric S. Swartz
Eric S. Swartz, its Co-Manager

BridgePointe Master Fund Ltd.
By: Roswell Capital Partners its General Partner
By: /s/ Eric S. Swartz
Eric S. Swartz, its Co-Manager

Eric S. Swartz
By: /s/ Eric S. Swartz
Eric S. Swartz

Michael C. Kendrick
By: /s/ Michael C. Kendrick
Michael C. Kendrick

Providence Christian Foundation, Inc.
By: /s/ Michael C. Kendrick
Michael C. Kendrick, Trustee